UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 11-K

 (Mark One)

\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

\ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682

__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN

__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.

1027 Newport Avenue

Pawtucket, RI 02862-1059

REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

  Report of Independent Registered Public Accounting Firm

  Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015

  Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2016 and 2015

  Notes to Financial Statements

  Supplemental Schedule:

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

  Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                      Hasbro, Inc. Retirement Savings Plan

Date: June  28, 2017                                                                 /s/ Deborah Thomas

                                                                                      Deborah Thomas

                                                                                      Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hasbro, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of  assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Providence, Rhode Island

June 28, 2017

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Cash and cash equivalents	$6,535,741	3,944,361
Investments, at fair value	457,891,594	415,740,940
Investments, at contract value	52,749,114	51,711,105
Total investments and cash (Note 3)	517,176,449	471,396,406

Receivables:
Notes receivable from participants	5,368,552	5,303,772
Employer contributions	7,505,939	6,803,744
Due from brokers for securities sold	196,875	216,013
Total receivables	13,071,366	12,323,529
Total assets	530,247,815	483,719,935

Liabilities
Payables for securities purchased	164,949	92,821
Accrued expenses	110,775	98,272
Total liabilities	275,724	191,093

Net assets available for plan benefits	$529,972,091	483,528,842

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$37,532,052	2,056,870
Dividends and interest	4,680,442	5,915,676
Total investment income (Note 3)	42,212,494	7,972,546

Contributions:
Rollovers	2,658,304	1,713,737
Participant contributions	19,784,299	18,331,426
Employer matching and other contributions	20,665,657	18,932,991
Total contributions	43,108,260	38,978,154

Termination, withdrawal, and retirement payments directly to participants	(38,431,683)	(58,080,179)
Administrative expenses	(445,822)	(364,776)
Net increase (decrease)	46,443,249	(11,494,255)

Net assets available for plan benefits:
Beginning of year	483,528,842	495,023,097
End of year	$529,972,091	483,528,842

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)     General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.

Fidelity Management Trust Company (“the Trustee”) serves as Trustee of the Plan.

(b)     Contributions

Eligible employees may contribute up to 75% and 50% of their eligible pay, limited to an annual maximum of $18,000 in 2016 and 2015. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. During 2015 the Company's matching contribution for Milton Bradley union employees was 45%, up to a maximum of 6% of a participant's eligible pay per pay period. Subsequent to the sale of the Company’s remaining manufacturing facilities in August 2015, the former Milton Bradley union employees are no longer employees of the Company.

The Company may also make a discretionary annual contribution, made after the close of each year, targeted at 3% of eligible pay for non-union employees.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions".  Catch-up contributions may be made up to an additional $6,000 for 2016 and 2015.

(c)     Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d)     Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $104,451 and $118,767 in 2016 and 2015, respectively.

(e)     Payment of Benefits

Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts excluding the annual company contribution and the transition contribution sources in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty.

(f)      Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a)     Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

During 2016, the Company adopted Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). The ASU exempts investments measured using the net asset value (NAV) as a practical expedient from categorization within the fair value hierarchy table disclosure. The Company applied the amendments retrospectively resulting in the reclassification of assets measured at NAV within the current and prior-period fair value hierarchy tables.

During 2016, the Company adopted ASU 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962). The ASU includes provisions intended to reduce complexity in employee benefit plan accounting. Upon adoption of the standard, the Plan is no longer required to measure, present and disclose fully benefit-responsive investment contracts at fair value. In addition, the Plan is no longer required to disclose the following: investments that represent 5% or more of net assets available for plan benefits, net appreciation for investments by general type, and disaggregated investment information by nature, risks and characteristics. The Company applied the amendments included in ASU 2015-12 retrospectively for all financial statements presented.

As a result of the adoption of ASU 2015-07 and ASU 2015-12, certain prior-year amounts have been reclassified to conform to current year presentation.

(b)     Investments

Investments are stated at fair value with the exception of the Plan’s fully benefit-responsive investment contracts which are stated at contract value. See Note 8 for a discussion of the methods used to determine the value of investments held by the Plan.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

(c)     Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d)     Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2016 and 2015, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s annual contributions for 2016 and 2015 were paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at year end.

(e)     Payments of Benefits

Benefits are recorded when paid.

(f)      Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2016, investment funds offered by the Plan included the following nationally traded mutual funds: the Cambiar Small-Cap Institutional Fund, the MFS Institutional International Equity Fund, the Dodge & Cox Stock Fund, and the JP Morgan US Large Cap Core Plus R5 Fund. Investment funds offered by the Plan at December 31, 2016 also included the following commingled funds: BlackRock MSCI ACWI ex-US IMI Index Fund, BlackRock Russell 2500 Index Fund, BlackRock Equity Index Fund, JPM SmartRetirement Income, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045,  JPM SmartRetirement 2050, JPM SmartRetirement 2055, Eaton Vance Collective Investment Trust High Yield Fund, Loomis Core Plus Fixed Income Fund and Fidelity Growth Company Commingled Pool.

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $20,680,333 as of December 31, 2016 and $17,287,544 as of December 31, 2015.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio. The synthetic GICs are comprised of wrapper contracts and underlying investments.

The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The underlying portfolio is measured at contract value as described in Note 2.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

The remainder of the synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2016 and 2015 are summarized below:

	Major Credit	Investments at
	Rating	Contract Value
December 31, 2016
Transamerica Premier Life Insurance Company	AA-	$26,112,824
Voya Insurance and Annuity Co.	A	26,636,290
All Contracts		$52,749,114

December 31, 2015
Transamerica Premier Life Insurance Company	AA-	$25,613,453
Voya Insurance and Annuity Co.	A	26,097,652
All Contracts		$51,711,105

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 252,013 and 243,022 shares of Hasbro, Inc. common stock valued at $19,604,091 and $16,369,962, respectively, as of December 31, 2016 and 2015. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on July 19, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
			Quoted
		Investments	Prices in
		Valued	Active
		At	Markets	Significant
		Net	for	Other	Significant
		Asset	Identical	Observable	Unobservable
	Fair	Value	Assets	Inputs	Inputs
	Value	(NAV)	(Level 1)	(Level 2)	(Level 3)
December 31, 2016
Cash and Cash Equivalents	$6,535,741	-	6,535,741	-	-
Hasbro, Inc. Common Stock	19,604,091	-	19,604,091	-	-
Mutual Funds	78,482,159	-	78,482,159	-	-
Commingled Funds	359,805,344	359,805,344	-	-	-
Total Investments and Cash	$464,427,335	359,805,344	104,621,991	-	-

December 31, 2015
Cash and Cash Equivalents	$3,944,361	-	3,944,361	-	-
Hasbro, Inc. Common Stock	16,369,962	-	16,369,962	-	-
Mutual Funds	73,623,398	-	73,623,398	-	-
Commingled Funds	325,747,580	325,747,580	-	-	-
Total Investments and Cash	$419,685,301	325,747,580	93,937,721	-	-

Cash and cash equivalents are generally held in money market funds valued using published quotes.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

All investments valued using the NAV are redeemable on a daily basis and consist of mutual funds and comingled funds. Mutual Funds are valued at the quoted market price as reported by the fund. The quoted market prices represent the NAV of shares held by the plan at year-end. Commingled Funds are valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

 (9) Subsequent Events

Subsequent events have been evaluated through June 28, 2017, the date the financial statements were available to be issued.

 (10) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2016 and 2015.

	2016	2015
Per financial statements	$529,972,091	483,528,842
Employer contributions receivable	(7,505,939)	(6,803,744)
Accrued administrative expenses	81,881	75,093
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(174,390)	266,648
Per Form 5500	$522,373,643	477,066,839

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015.

	2016	2015
Per financial statements	$46,443,249	(11,494,255)
Prior year employer contributions receivable	6,803,744	5,909,079
Prior year accrued administrative expenses	(75,093)	(57,119)
Prior year adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(266,648)	(985,139)
Current year employer contributions receivable	(7,505,939)	(6,803,744)
Current year accrued administrative expenses	81,881	75,093
Current year adjustment from contract value to fair value of fully-benefit
responsive investment contracts	(174,390)	266,648
Per Form 5500	$45,306,804	(13,089,437)

	HASBRO, INC. RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2016

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issuer, borrower, lessor or	maturity date, rate of interest,	Current
	similar party	collateral, par or maturity value	Value

	Mutual Funds
	Dodge & Cox Stock Fund	230,186 shares in registered investment company	$42,423,286
	MFS Institutional International Equity Fund	1,247,496 shares in registered investment company	25,274,274
	JP Morgan US Large Cap Core Plus Fund	309,403 shares in registered investment company	8,731,339
	Cambiar Small-Cap Institutional Fund	104,651 shares in registered investment company	2,053,260

	Commingled Funds
*	Fidelity Growth Company Pool	5,228,409 units in common collective trust	72,204,327
	BTC Equity Index NL M	3,417,113 units in common collective trust	60,351,345
	BTC Russell 2500 NL M	2,790,160 units in common collective trust	47,809,116
	Loomis Core Plus Fixed Income	2,509,879 units in common collective trust	26,257,030
	JPM SmartRetirement 2025	996,639 units in common collective trust	25,553,824
	JPM SmartRetirement 2030	1,083,004 units in common collective trust	22,483,158
	JPM SmartRetirement 2035	870,447 units in common collective trust	22,257,339
	JPM SmartRetirement 2040	974,253 units in common collective trust	20,644,416
	JPM SmartRetirement 2020	810,320 units in common collective trust	16,433,290
	JPM SmartRetirement 2045	572,877 units in common collective trust	14,625,562
	JPM SmartRetirement 2050	487,577 units in common collective trust	11,745,740
	JPM SmartRetirement 2015	227,765 units in common collective trust	4,329,812
	Eaton Vance High Yield Bond Fund I	380,888 units in common collective trust	8,390,967
	JPM SmartRetirement Income	199,515 units in common collective trust	3,539,403
	BTC ACWI EX US NL R	171,199 units in common collective trust	2,244,009
	JPM SmartRetirement 2055	48,649 units in common collective trust	936,006

	Synthetic Guaranteed Investment Contracts (Collectively, JP Morgan Stable Asset Fund)
	Commingled Funds:
	JPMCB Intermediate Bond Fund	3,389,731 units in common collective trust	52,574,724

	Common Stock
*	Hasbro Stock Fund	252,013 shares of Hasbro, Inc. common stock	19,604,091

	Cash and Cash Equivalents
*	Fidelity STIF	Cash equivalents	5,459,499
*	Hasbro Stock Fund	Cash	1,076,242

	Current year adjustment from fair value to contract value of fully benefit-responsive contracts		174,390

	Investments and Cash		$517,176,449

*	Loans to Participants	612 loans with interest rates from 3.25% to 3.50%
		and maturity dates from 2017 to 2025	$5,368,552

*Denotes party-in-interest.

A column for cost has been omitted as investments are participant directed.

See accompanying report of independent registered public accounting firm.